Mail Stop 3561

December 22, 2008

Via facsimile to (801) 562-1773

Rodney M. Tiede
Chief Executive Officer
Broadcast International, Inc.
7050 Union Park Avenue, Suite 600
Salt Lake City, Utah 84047

   Re: **Broadcast International, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed April 4, 2008
       Form 10-Q for the Period Ended March 31, 2008
       Filed May 15, 2008
       Form 10-Q for the Period Ended June 30, 2008
       Filed August 12, 2008
       Form 10-Q for the Period Ended September 30, 2008
       Filed November 14, 2008
       File No. 000-13316

Dear Mr. Tiede:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you determined that you are eligible to check the box on the cover page of your Form 10-K indicating that you are a "smaller reporting company." In this regard, please refer to Item 10(f)(2) of Regulation S-K, which states that an issuer that falls within the definition of smaller reporting company as of the last business day of the second fiscal quarter of the issuer's previous fiscal year reflects this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year. You appear to have reflected this determination in this Form 10-K, as opposed to in the Form 10-Q for the first fiscal quarter of 2008. Please advise.

2. We note that your 2008 definitive proxy statement is available on your website but we do not see it filed on EDGAR. Considering you are subject to the reporting obligations of Regulation 14A, please advise us as to why this submission has not been filed.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 25

3. We note your indication that you rely upon external funding to meet your working capital needs and that your monthly operating expenses currently exceed your monthly net sales by approximately $350,000 per month. Please revise this disclosure to state exactly how long you expect the funds you raised through the recent sales of common stock and convertible debt will last before you will need to seek additional funding and from what sources you would expect to obtain this additional funding. Please also discuss whether your estimate of monthly operating expenses includes the $2 million you estimate you will incur annually in research and development expenses in order for you to pursue commercial applications for your technology.

Rodney M. Tiede
Broadcast International, Inc.
December 22, 2008
Page 3

Item 9A(T). Controls and Procedures, page 29

4. We note your disclosure that your "chief executive officer and chief financial officer concluded that [your] disclosure controls and procedures, as of December 31, 2007, were effective in ensuring that the information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Limitations on Control and Procedures, page 30

5. The limitations on the effectiveness of controls may be read to limit your conclusion as to effectiveness. Please revise to clarify that despite such limitations, your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls were effective or provide additional disclosure if you are unable to make that determination.

Item 11. Executive Compensation, page 35

Compensation, Discussion and Analysis, page 35

Overview of Compensation Program, page 35

Executive Compensation Policy, page 36

6. You state that "[i]n making compensation decisions, the compensation committee compares each element of total compensation against companies referred to as the 'compensation peer group.' The compensation peer group is a group of companies that the compensation committee selected from readily available information about small companies engaged in similar businesses and with similar resources. The compensation committee selected these companies from research on its own and with limited consultation with outside consultants given the size of the company and its resources to retain such experts." Please elaborate to describe the types of companies you selected and how you determined that the companies you selected were appropriate for you to draw your comparisons.

Role of Executive Officers In Compensation Decisions, page 36

7. Please discuss the bases for the compensation committee's "discretion in modifying any recommended adjustments or awards to executives."

2007 Executive Compensation Components, page 37

Performance-Based Incentive Compensation, page 37

8. You state that "the CEO and CFO were awarded bonus amounts payable in 2008 and were awarded based on the achievement of specific benchmarks related to progress in development of the commercialization of our CodecSys technology and in completion of funding activities which allowed increased resources to be devoted to CodecSys development and business operations." Please revise to discuss in greater detail the specific targets that were expected to be achieved for your named executive officers to earn their annual bonus in 2007. If they were objective in nature, please state this.

Potential Payments Upon Termination or Change of Control, page 40

9. We note that you have an employee severance plan. Please include the disclosure required by Item 402(q)(2) of Regulation S-K or tell us why you have not provided this disclosure. You should consider providing this disclosure in tabular form.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 43

10. Disclose, by footnote or otherwise, the natural person(s) who control Castlerigg Master Investments Ltd. If they are a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Form 10-Qs for the Periods Ending March 31, 2008, June 30, 2008 and September 30, 2008

11. Please apply the above comments to your Form 10-Qs, as applicable.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director